Standard Metals Corporation
(NKA American Holdings, Inc.)
768 College Avenue
Haverford, PA  19041-1205
Tele/fax  (610) 896-5097


June 2, 2009


Division of Corporation Finance
Securities and Exchange Commission
Via EDGAR Correspondence Submission

Re: Request to withdraw/delete Form 15-12B filing, accession number 0001225279-09-000020


Dear

Standard Metals is an insolvent corporation currently in the process of closing down. Since ceasing active operations in 1997, Standard Metals has not submitted 10-K or 10-Q reports. In response to contact from SEC Enforcement regarding the failure to file, company counsel submitted a form 15-12B through the SEC EDGAR website to request a change in filing status. We have since learned that Standard Metals is not eligible for a status change
via the rule 12g-4(a)(1) cited on the form 15.   In light of this,
we are opting to settle the failure to file by consenting to a voluntary revocation of registration and we would like to withdraw the Form 15 filing.

The form to be withdrawn was submitted via the SEC EDGAR system on March 13, 2009, at 17:28 by the Heskett & Heskett law firm (CIK number 0001225279). The Standard Metals CIK is 0000093383. The accession number for the filing is 0001225279-09. Confirmation email from the EDGAR postmaster refers to file number 001-04255. Per SEC technical support instructions, we will follow up this correspondence submission with an email to CFITEDGAR@SEC.gov.

Any questions regarding these actions or this request may be directed to either individual signed below, or to SEC Enforcement attorney Allison Lee at (303) 844-1055.


Sincerely,



Winston G. Gresov
Vice President and Acting CEO



Bess Parmerter
Correspondence Secretary





WGG:mbp
Xc: SEC Enf file